Invest in Olly Awake

Retail | Fashion | Product | Lgbt Founder | Lgbtq Founder

We are upending the fashion industry through Gender Equal Apparel.

OLLYAWAKE.COM COLUMBUS OHIO


A MOVEMENT BORN



I didn't choose this idea, it chose me. As I came into my non-binary identity, I found that the products in most 'men's' sections of traditional retail stores felt more and more alien to me. My choices were either to: settle for clothing that really didn't align with who I was, or create something better for my community and the world.

Kevin Terry Smith President & Founder @ Olly Awake

ABOUT | UPDATES 0 | REVIEWS 13 | ASK A QUESTION 0

Why you may want to invest in us...

1. Retail is designed to keep people in boxes and does not allow for the full scope of consumer's desired self-expression.
2. We are part of an exploding non-binary market - The time is never better to seize this opportunity.
3. Challenge yourself and join us in re-inventing apparel designed to break barriers.
4. Only 44 percent of Generation Z said they always bought clothes designed for their own gender.
5. For Admins: **$1,000** raised from prior investors
6. For Admins: **$7,000** lifetime revenue
7. For Admins: **0** users and customers

Why investors ❤ us

WE'VE RAISED $21,000 SINCE OUR FOUNDING



OLLY Awake has a team and CEO leader who embraces the vision for the company and drives their work by accomplishing milestones along the way. The company's history includes validation of the new market, fashion shows with hundreds in attendance, and previous product sales records. The future of OLLY will be built by empowering a market to embrace themselves as they truly are to create brand loyalty. Yes, they're a fashion brand selling apparel, but to the wearers, it's much more. The feeling you get when you put on clothing that assimilates to your true self is beautiful and an open opportunity in the market. Come join the revolution and believe in the beauty of gender neutral clothing.

Brock Leonti

LEAD INVESTOR | INVESTING $1,000 THIS ROUND



I met Kevin Terry about 5 years ago. He came with me with a big vision and I could see his passion as he discussed his idea with me. Since that day, I have remained close to Kevin and I have been continuously impressed. I know that Kevin and Olly Awake will grow into a very successful company. I look forward to seeing the success.

Kevin Mack

I get excited and make things



Passionate. Dedicated. Committed. Determined. Responsive. Visionary. To create clothing that invites all people to deconstruct the constructs of gender and the oppressive nature of its existence is a truly inspired endeavor--Kevin Terry has done all this with Olly Awake. I am inspired to wear this clothing because of the symbol of openness and acceptance is symbolizes. Kevin has worked tirelessly to define and refine pieces at the suggestion and contemplation of his muses--a true visionary responds to the moment and time. It has been humbling to witness Kevin's unabashed belief in this and the support her garners because of his clear passion.

Densil Delayahu Porteous

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Our team
AND OUR MAJOR ACCOMPLISHMENTS



Kevin Terry Smith
President & Founder
Kevin has 6 years of marketing, communications and branding experience.




Celeste Malvar-Stewart
VP Design
Celeste is a world-renowned eco-couture designer with decades of experience in the fashion industry.


In the news

 **Why VCs are backing gender-neutral fashion**

As one of Silicon Valley's most well-known venture capital firms, Kleiner Perkins was an early backer of Amazon, Google and Twitter. But it recently invested in a different kind of disruptive startup: Re-inc, the
July 14, 2020 @ voguebusiness.com

Downloads

Olly Awake Deck 2020 V8.pdf

The Olly Story

The beginning.

Our brand story starts in 2017 when we launched a prototype collection at the Fashion Meets Music Festival. Although a rough concept at that time, we began to gain traction.







In early 2018 we held a community feedback event at Wild Goose Creative. Over 100 folks attended and we began to understand **what our community would want from a gender-neutral line.**





We made the switch to **'Gender-Equal'** that year, realizing that our focus would revolve around an approach that starts at the root; recognizing our customer's differences and creating pieces that break barriers and create connection.



National HRC Board Member Densil Porteous wearing our early version product

Big shifts.

Early 2019 marked a dramatic shift for our products. We gained a loyal group we coined **'muses,'** folks who are our customers, models, and cheerleaders. Thanks to their honest feedback, we shifted the construction of our products to focus on comfort, using softer fabrics and more flexible fits.



Our beautiful muses



Our community wanted pieces they could truly live in, and we delivered in a big way. We premiered the line in front of hundreds of community members at the Columbus Museum of Art, and were featured in PRIZM magazine and took part in press events.



'Out of Darkness Into Light' premiere show at the Columbus Museum of Art







PRIZM Magazine, 2019

Let's build a squad.

Late 2019 we expanded our partnerships with local organizations, collaborating with local suiting shop PurSuit to organize our first 'sales' focused event. Even though we had limited inventory options available, we gained new customers and **sold all our available inventory.**



We also worked with the American Society of Association Executives to place our collection in their show, which premiered in front of hundreds of executives from around the world.





Olly Awake is poised to be catalyzed to the next level. Will your join us?

Investor Q&A

What does your company do? ˅

– COLLAPSE ALL

We are a community of open-minded, empowered people who believe that clothing can open a pathway of self-actualization. Our mission, to create Gender Equal Apparel, unites our 'Olly fam' under the tenets of mutual respect and empowerment. Our sizes run in shapes rather than numbers, and our high-quality pieces are made with eco fabrics and are produced in the USA.

Where will your company be in 5 years? ˅

In 5 years, we hope to grow into a company that leads the way and the market in gender-inclusive apparel, charting a path through new waters to create a robust concept that addresses all the needs of our customers and achieves continuous growth. We hope to have international placement and recognition, spreading both our mission and our high quality sustainable products throughout the apparel market. These are forward looking projections and are not guaranteed.

Why did you choose this idea? ˅

I didn't choose this idea, it chose me. As I came into my non-binary identity, I found that the products in most 'men's' sections of traditional retail stores felt more and more alien to me. My choices were either to: settle for clothing that really didn't align with who I was, or create something better for my community and the world.

How far along are you? What's your biggest obstacle? ˅

OLLY has evolved from the faintest idea to a fully fleshed out concept with strong products and a loyal following.

Our biggest obstacle has always been resources. We have sold practically everything we have made from our 2019 collection, however we have never had enough inventory and marketing to truly catalyze Olly Awake to a larger audience.

We have spent the last two years obsessively perfecting our signature fit, a key staple in our innovative products.

Who competes with you? What do you understand that they don't? ˅

Brands large and small, new and existing, from Gucci to the Phluid Project in NY, have started to pop up or launch collections to address this opportunity in the market.

Olly Awake is set apart by our dedication to go back to the very foundations of design, to create truly new fits and styles that meet the needs of our community. We listen to our customers and fans and we do not design in a bubble. We are reactive to the world around us.

Our team IS our target market. We understand their needs intimately because their challenges are our challenges.

How will you make money? ˅

The retail market has never been more complex - impacts of COVID-19 have created a completely new landscape with many sales channels turned on their heads. Our strength is in our size - we have less risk and are positioned to be nimble enough to adapt to the newest pathways for sales.

newest pathways for sales.

Online sales are our greatest focus for growth during the pandemic. We will focus on securing as much press as we can when we launch the next collection, and targeted advertisements that will reach our most important customers.

Additionally, events have and will continue to be important to our growth - as movement becomes less restrictive, we will sell our products at as many events as we can attend - which is an excellent way to brand-build.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ⌄

• Our biggest risk is that we are not able to penetrate deeply enough into the highly competitive clothing market to sustain consistent sales. This is why our key focuses starting day one is to launch our collection with as much press as we can muster, to leverage our marketing dollars to maximize return and value, and to secure and build upon our sales channels.

• While our team has experience in fashion design, marketing, business, and branding, we are less experienced with large scale clothing production. We have proven ourselves to be highly successful in finding the partners necessary to fill this gap: production, materials sourcing, printing partners, we are still learning, and therefor as we scale we may encounter unforeseen situations.

• We need to raise additional funds in order to sustain growth year 2. This fundraising round will take us through one year, however without this additional investment we will struggle to grow at the pace required to achieve success.